

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 19, 2017

<u>Via E-mail</u>
George Carpenter
Chief Executive Officer
MYnd Analytics, Inc.
26522 La Alameda, Suite 290
Mission Viejo, CA 92691

> **Re: MYnd Analytics, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2016**
> **File No. 333-215323**

Dear Mr. Carpenter:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering up to 1,320,000 shares of your common stock for resale, which appears to be more than one-third of the nonaffiliated float. Based on the aggregate number of shares being registered for resale in this registration statement relative to the number of outstanding shares held by non-affiliates and given that you are also not eligible to register the offering as a primary offering on Form S-3, please advise us why the current offering is eligible to proceed as an at-the-market offering.

The Offering, page 2

2. We note that the stock purchase agreement contains no restrictions on the number of securities of MYnd Analytics that Aspire Capital may hold at any one time. It appears

that it may be possible for Aspire Capital Fund, LLC to become an affiliate of the company. Please provide us with your analysis of whether Aspire Capital is an affiliate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Hillary Daniels at (202) 551-3959 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Jeffrey A. Baumel, Esq.
       Dentons US LLP